Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

July 2, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

STANDARD CHARTERED BANK, UAE BRANCH – Terminated as Custody, Clearance, or

Settlement entity

HSBC BANK MIDDLE EAST LIMITED, KUWAIT BRANCH – Terminated as Custody, Clearance, or
Settlement entity

CURRENEX, INC. – Added as Execute or Trade entity